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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-1
                               (Amendment No. 50)
                             Tender Offer Statement
      (Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934)

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                        Kansas City Power & Light Company
                            (Name of Subject Company)

                             Western Resources, Inc.
                                    (Bidder)

                         Common Stock, Without Par Value
                         (Title of Class of Securities)

                                    48513410
                      (CUSIP Number of Class of Securities)

                                John K. Rosenberg
                  Executive Vice President and General Counsel

                             Western Resources, Inc.
                                818 Kansas Avenue
                              Topeka, Kansas 66612
                              Phone: (913) 575-6300
                (Name, Address, including Zip Code, and Telephone
               Number, including Area Code, of Agent for Service)

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                                   Copies to:

                                Neil T. Anderson
                               Sullivan & Cromwell
                                125 Broad Street
                            New York, New York 10004
                                 (212) 558-4000

                                 William S. Lamb
                     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                              125 West 55th Street
                            New York, New York 10019
                                 (212) 424-8000


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         This Amendment No. 50 amends and supplements the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), originally filed by Western Resources, Inc., a Kansas corporation ("Western Resources"), on July 8, 1996 relating to the exchange offer disclosed therein to exchange all of the outstanding Shares for shares of Western Resources Common Stock upon the terms and subject to the conditions set forth in the Prospectus, dated July 3, 1996, and the related Letter of Transmittal. Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 14D-1.


Item 8.        Persons Retained, Employed or to be Compensated.

         Item 8 is hereby amended and supplemented as follows:

         As of October 28, 1996, Western Resources retained EVEREN Securities, Inc. ("EVEREN") to act as an information representative in connection with the Offer. In its capacity as information representative, EVEREN has agreed to contact certain registered holders of Shares on behalf of Western Resources and to assist Western Resources in disseminating Offer materials to such shareholders. EVEREN has also agreed to assist KCPL shareholders that it contacts in completing the Letter of Transmittal and any other documents required to tender Shares pursuant to the Offer.

         As compensation for EVEREN's services, Western Resources has agreed to pay to EVEREN: (i) $100,000 upon execution of the agreement under which EVEREN is appointed information representative; (ii) (a) $0.125 per Share not already tendered pursuant to the Offer which appears on the list of registered holders of Shares that EVEREN will contact (excluding such Shares already tendered, the "List") and which is tendered on the first Expiration Date on which a majority of the outstanding Shares are tendered and (b) $0.125 per Share on the List on the earlier of (x) the first date of public announcement of a definitive merger agreement between Western Resources and KCPL and (y) the date on which Western Resources accepts Shares for exchange pursuant to the Offer, provided, that EVEREN will only be entitled to compensation for 60% of those Shares tendered within the first week of EVEREN's appointment and provided, further, that the compensation payable to EVEREN in respect of each of (a) and (b) above is limited to $250 per beneficial owner of Shares; (iii) up to $250,000 based upon the total number of Shares tendered on the date of the earliest of the events specified in (ii) above by holders of record of Shares other than those designated as banks, brokers, fiduciaries or depositories; and (iv) $50,000 on the date specified in (ii)(a) above.

         Western Resources has agreed to indemnify EVEREN for certain liabilities under the federal securities laws. EVEREN has agreed to keep information regarding KCPL shareholders confidential and to use such information only for the purposes of serving as Western Resources' information representative.


Item 11.       Material to be Filed as Exhibits.

         Item 11 is hereby amended and supplemented by adding thereto the following:

         (f)(3) Telephone Script which may be used by EVEREN representatives that contact KCPL shareholders on behalf of Western Resources.

         (f)(4) Question and Answer sheet which may be used by EVEREN representatives that contact KCPL shareholders on behalf of Western Resources.



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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      By: /s/ Jerry D. Courington
                                          Name:  Jerry D. Courington
                                          Title: Controller



Dated:  October 29, 1996



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                                  EXHIBIT INDEX


 Exhibit
   No.           Description
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EX-99.(f)(3)     Telephone Script which may be used by EVEREN representatives that contact KCPL shareholders on behalf of Western Resources.

EX-99.(f)(4)     Question and Answer sheet which may be used by EVEREN
                 representatives that contact KCPL shareholders on behalf of Western Resources.